Contact

www.linkedin.com/in/omarrivero (LinkedIn)
twitter.com/OmarRiverosays (Personal)

Top Skills

Strategy
Leadership
Marketing

Languages

English
Spanish
Italian

Omar Rivero

Founder & CEO at Tribel and Occupy Democrats
Miami, Florida, United States

Summary

Digital entrepreneur who created one of the largest and most influential Facebook pages in the world -- but realized that Facebook has primitive features that don't provide an optimal user experience for content creators and everyday users.

Experience

Tribel

Founder and CEO
August 2021 - Present (2 years 2 months)
Los Angeles, California, United States

Over 600,000 users are already using Tribel

We are Tribel, a social media platform that connects people with similar interests and passions, empowering them to create and join communities that inspire positive change in the world.

Occupy Democrats

Founder
November 2012 - Present (10 years 11 months)

Founded in late 2012 by Omar and Rafael Rivero, Occupy Democrats is a political organization and news website that provided an online counterbalance to the Republican "Tea Party." Since then, it has grown into the largest and most active community of Democratic voters in the world and has spearheaded the resistance to President Trump and his radical supporters.

Liker

Founder
August 2019 - 2022 (3 years)

Education

Cornell University

Bachelor's, Industrial and Labor Relations · (2006 - 2009)

ESCP Business School

Master in European Business, Management · (2010 - 2011)

University of Missouri-Kansas City

None, Business Administration · (2005 - 2006)